Mail Stop 4561
via fax: (651) 767-4940

May 5, 2008

Harry Debes
President and Chief Executive Officer
Lawson Software, Inc.
380 St. Peter Street
St. Paul, MN 55102

       Re: **Lawson Software, Inc.**
               Form 10-K for Fiscal Year Ended May 31, 2007
               Filed July 30, 2007

Dear Mr. Debes:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Kathleen Collins
                          Accounting Branch Chief